THERAPEUTICS

VOTE

000004

ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

C 1234567890

Online

Go to **www.envisionreports.com/ADCT** or scan the QR code — login details are located in the shaded bar below.

Electronic voting instructions, voting instructions via phone and proxy cards must be received by Computershare no later than June 7, 2021, at 11:59 p.m. EDT / June 8, 2021, at 5:59 a.m. CEST.

ADC Therapeutics SA Shareholder Meeting Notice

1234 5678 9012 345

Important Notice Regarding the Availability of Proxy Materials for the ADC Therapeutics SA Shareholder Meeting to be Held on Thursday, June 10, 2021 at 8:00 a.m. CEST / 2:00 p.m. EDT

You are receiving this notice that the proxy materials for the annual shareholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Annual Report for the financial year 2020 (including the 2020 Management Report, the Annual Financial Statements, the Consolidated Financial Statements, the Compensation Report and the Auditors' Reports) is available to the shareholders for inspection as from the date of the Notice at the Company's headquarter at Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Annual Report will be mailed on request free of charge to a shareholder. The Annual Report is also available electronically on the Company's website at:

www.envisionreports.com/ADCT

Easy Online Access — View your proxy materials and vote.

Step 1: Go to **www.envisionreports.com/ADCT**.
Step 2: Click on **Cast Your Vote or Request Materials**.
Step 3: Follow the instructions on the screen to log in.
Step 4: Make your selections as instructed on each screen for your delivery preferences.
Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before May 31, 2021 to facilitate timely delivery.

2NOT COY +

03G2NE

ADC Therapeutics SA Shareholder Meeting Notice

ADC Therapeutics SA's Annual General Meeting of Shareholders will be held on Thursday, June 10, 2021, at the headquarter of ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland, at 8:00 a.m. CEST / 2:00 p.m. EDT

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommends a vote FOR Proposals 1-10:

1. 2020 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors' Reports
   The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2020 be approved and that the Auditors' Reports be acknowledged.
2. Discharge of the members of the Board of Directors and the Executive Committee
   The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the fiscal year 2020.
3. Appropriation of 2020 Financial Result
   The Board of Directors proposes that the loss of the Company be carried forward to new account.
4. Increase and Renewal of Authorized Share Capital
   The Board of Directors proposes to increase and renew the Company's Authorized Share Capital by CHF 1,170,800, by amending Article 4a, Paragraph 1 of the Articles of Association.
5. Amendment Articles of Association
   The Board of Directors proposes that article 15 of the Articles of Association be amended to increase the maximum size of the Board of Directors from eleven to twelve.
6. Re-election of the Chairman; re-election and election of the Members of the Board of Directors:
   6.1 Re-election of Ron Squarer (as Chairman and Member of the Board)
   6.2 Re-election of Peter B. Corr
   6.3 Re-election of Stephen Evans-Freke
   6.4 Re-election of Michael Forer
   6.5 Re-election of Peter Hug
   6.6 Re-election of Christopher Martin
   6.7 Re-election of Thomas Pfisterer
   6.8 Re-election of Thomas Rinderknecht
   6.9 Re-election of Tyrell Rivers
   6.10 Re-election of Victor Sandor
   6.11 Re-election of Jacques Theurillat
   6.12 Election of Viviane Monges
7. Re-election of the members of the Compensation Committee
   7.1 Re-election of Peter B. Corr
   7.2 Re-election of Stephen Evans-Freke
   7.3 Re-election of Peter Hug
8. Re-election of the Independent Proxy
   The Board of Directors proposes to re-elect Martin Habs, Esq., notary public, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2022 Annual General Meeting.
9. Re-election of the Auditors
   The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company's statutory auditor for the fiscal year 2021.
10. Approval of the Compensation of the Board of Directors and the Executive Committee
    10.1 Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2022 Annual General Meeting
    The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 5,000,000 for the period from the 2021 Annual General Meeting to the 2022 Annual General Meeting.
    10.2 Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2022
    The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 7,100,000 for the fiscal year 2022.
    10.3 Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2021
    The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 26,500,000 for the current fiscal year 2021.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.